SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549

                      FORM 15

      Certification and Notice of Termination of Registration under Section 12(g)
      of the Securities Exchange Act of 1934 or Suspension of Duty to File
      Reports under Sections 13 and 15(d) of the Securities
Exchange Act of 1934.

                Commission File Number: 1-5683

                   USLIFE CORPORATION
 (Exact name of registrant as specified in its charter)

  (merged with Texas Stars Corporation, a wholly owned subsidiary of American General Corporation, effective June
                        17, 1997)

                     125 Maiden Lane
                New York, New York 10038
                     (212) 709-6000
(Address, including zip code, and telephone number, including area code, of registrant's
              principal executive offices)


          Common Stock, par value $1 per share
(Title of each class of securities covered by this Form)

                          None
(Titles of all other classes of securities for which a duty to file reports under section 13(a)
                    or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [X]
Rule 12h-3(b)(1)(ii) [   ]
Rule 12g-4(a)(1)(ii) [   ]
Rule 12h-3(b)(2)(i)  [   ]
Rule 12g-4(a)(2)(i)  [   ]
Rule 12h-3(b)(2)(ii) [   ]
Rule 12g-4(a)(2)(ii) [   ]
Rule 15d-6               [   ]
Rule 12h-3(b)(1)(i)  [X]

 Approximate number of holders of record as of the certification or notice date: One

  An Agreement and Plan of Merger ("Merger Agreement"), by and among American General Corporation, Texas Stars Corporation, a New York corporation and wholly-owned subsidiary of American General Corporation, and USLIFE Corporation, a New York corporation, was executed on February 12, 1997. The Merger Agreement provided for the merger of Texas Stars Corporation with and into USLIFE Corporation with USLIFE Corporation surviving as a wholly-owned subsidiary of American General Corporation. Such merger occurred on June 17, 1997. Pursuant to the requirements of the Securities Exchange Act of 1934, USLIFE Corporation, a wholly-owned subsidiary of American General Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: August 13, 1997  By: /s/ NICHOLAS R. RASMUSSEN
                                     Name: Nicholas R. Rasmussen
                                     Title: Senior Vice President -
                                              Corporate Development